MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 23rd day of June, 2011 by and among WILBUR A. LETTINGA, WILLIAM B. LETTINGA and MICHAEL LETTINGA (each a “Principal” and collectively, the “Principals”) and SUN HOME SERVICES, INC., a Michigan corporation (“Purchaser”).

Recitals:

A.           TC Financial Holdings, LLC, a Michigan limited liability company (“Company”) owns the Inventory, the MH Contracts and the Intangibles (each as defined below).

B.           The Principals collectively own all of the issued and outstanding equity interests of Company (collectively, the “Membership Interests”), with each Member owning that portion of the Membership Interests set forth opposite his respective name on the attached Appendix A.

C.           The Principals desire to sell to Purchaser, and Purchaser desires to purchase from the Principals, the Membership Interests, on the terms and subject to the conditions set forth in this Agreement.

Covenants:

           NOW, THEREFORE, for and in consideration of the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.           DEFINITIONS AND INTERPRETATIONS.

1.01           Interpretation.

(a)          Each definition in this Agreement includes the singular and the plural, and references to any gender include the other genders where appropriate.

(b)          The word “including” means “including but not limited to.”  The word “or” is not exclusive.  The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement.

(c)          References to Articles, Sections and Exhibits mean the Articles, Sections and Exhibits of this Agreement.  The Exhibits are incorporated by reference into and shall be deemed a part of this Agreement.

1.02           Partial Invalidity.  Each provision of this Agreement shall be interpreted so as to render it valid and enforceable under applicable Law and severable from the remainder of this Agreement.  A finding that any provision is invalid or unenforceable in any jurisdiction shall not affect the validity or enforceability of any other provision or the validity or enforceability of such provision under the Laws of any other jurisdiction.

1.03           Definitions of Certain Terms.  In addition to the terms defined herein, for the purposes of this Agreement:

“Affiliate” means, with respect to any Person, any family member of such Person and any Person that controls, is controlled by, or is under common control with such Person. For purposes of this definition, a Person shall be deemed to “control” another Person if such Person directly or indirectly has the power to direct or cause the direction of the management and policies of such other Person, whether through holding beneficial ownership interests in such other Person, through contracts or otherwise.

“Code” means the Internal Revenue Code of 1986, as amended

“Cut-off Date” means April 30, 2011.

“Hazard Insurance Policies” means, with respect to each MH Contract, the policy of fire and extended coverage insurance, if any, required (if so required) to be maintained for the related Manufactured Home.

“Indebtedness” of a Person means, without duplication: (a) the principal and accrued unpaid interest of (i) indebtedness of such Person or its subsidiaries for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, letters of credit or other similar instruments for the payment of which such Person or its subsidiaries is responsible or liable; (b) all obligations of such Person or its subsidiaries issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person; (c) all obligations of the type referred to in clauses (a) and (b) of other Persons for the payment of which such Person or its subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (d) all obligations of the type referred to in clauses (a) through (c) of other Persons secured by any Lien on any property or asset of such Person or its subsidiaries (whether or not such obligation is assumed by such Person or its subsidiaries); (e) all obligations of such Person or its subsidiaries under any capital leases or letters of credit; and (f) all obligations of such Person or its subsidiaries under any pension plan, retiree medical plan or other plan or arrangement providing of post-employment benefits.

“Intangibles” means all of the goodwill, computer software (including all code and related documentation) and all other intangible assets of Company (including, without limitation, all of Company’s rights in and to listing agreements with respect to the Intangibles).

“Inventory” means the inventory of manufactured homes located in the Communities (as defined in the Master Contribution Agreement) or in West Olive Village in West Olive, Michigan and, in either case, owned by Company as of the Closing. The attached Exhibit A sets forth a true, correct and complete list of all Inventory as of the Closing.

 “Law” means any law, statute, rule, regulation, ordinance and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any governmental authority.

         “Lien” means any mortgage, pledge, lien, charge, security interest, claim or other encumbrance, except (a) liens for current taxes and assessments not yet due and payable, (b)

liens imposed by Law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers or materialmen, and (c) liens in respect of pledges or deposits under workers’ compensation Laws.

“Master Contribution Agreement” means that certain Master Contribution Agreement dated as of April 1, 2011, among the Principals, Kentland Corporation, Sun Communities, Inc. and Sun Communities Operating Limited Partnership.

“Manufactured Home” means a unit of manufactured housing, which meets the requirements of Section 25(e)(10) of the Code, including all accessions thereto, securing the related MH Contract.

“MH Contract Files” means, as to each MH Contract:

(a)              the fully executed original copy of the MH Contract and security agreement (if separate), and all modifications thereto, executed by the Obligor evidencing its future payment obligations and/or current indebtedness in connection with the purchase of a Manufactured Home, assigned by Company (which may be by blanket assignment);

(b)              if applicable, the assignment of the MH Contract to Company;

(c)              the originals of all assumptions, modifications, consolidation or extension agreements, if any, signed by the Obligor, with evidence of recording thereon, if applicable, or copies thereof with a certification that such copy represents a true and correct copy of the original and that such original has been submitted for recordation, if applicable, in the appropriate governmental recording office of the jurisdiction in which the Manufactured Home is located;

(d)              either (i) the original title document for the related Manufactured Home or (ii) a duplicate certified by the appropriate governmental authority which issued the original thereof or the application for such title document;

(e)              evidence of one or more of the following types of security interests in the related Manufactured Home granted by such MH Contract, if any, as appropriate or applicable: (i) notation of such security interest on the title document, (ii) an original or copy of the UCC-1 financing statements, certified as true and correct by Company and all necessary UCC-3 continuation statements with evidence of filing thereon or copies thereof to have been sent for filing, and UCC-3 assignments executed by Company in blank, which UCC-3 assignments shall be in form and substance acceptable for filing, or (iii) such other evidence of perfection of a security interest in a manufactured housing unit as is customarily relied upon in the jurisdiction in which the related Manufactured Home is located;

(f)              an original notarized Obligor’s power of attorney for each MH Contract, if any, signed by the Obligor;

(g)              insurance certificates or other evidence of the issuance of insurance, if any;

(h)              the original of any guarantee executed in connection with the MH Contract, if any,

(i)              the loan transfer agreement, if any; and

(j)              evidence of any other collateral security.

“MH Contract Rate” means, with respect to any particular MH Contract, the rate of interest or finance charge specified in that MH Contract, determined on the basis of the original principal balance of such MH Contract and its scheduled monthly payments and computed as specified in the related MH Contract.

“MH Contracts” means the promissory notes, installment loan agreements and installment sales contracts set forth on the attached Exhibit B (together with all security interests and collateral securing such loans). The attached Exhibit B sets forth as to each MH Contract identified on it (i) its account number, (ii) the unpaid principal thereof at the Cut-Off Date, after giving effect to all installments of principal due on or prior thereto, and aging data on delinquent payments, if any, (iii) the amount of monthly payments due from the Obligor, (iv) the MH Contract Rate, (v) the documentation type, and (vi) the maturity date.

“Obligor” means each Person who is indebted under an MH Contract.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the articles or certificate of formation and limited liability company agreement, operating agreement, or like agreement of a limited liability company; (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter or agreement or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to or restatement of any of the foregoing.

“Performing MH Contracts” means MH Contracts that are less than 60 days past due at the Closing; provided, however, that “Performing MH Contracts” may include up to five percent (5%) of the aggregate principal balance of MH Contracts that are 60 days or more past due.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated organization, other entity or group, or a government or governmental agency.

“UCC” means the Uniform Commercial Code, as amended from time to time, as in effect in any specified jurisdiction.

2.           PURCHASE AND SALE OF MEMBERSHIP INTERESTS.

2.01           Purchase and Sale.  Effective as of the Closing Date, the Principals hereby transfer, sell and assign to Purchaser, and Purchaser purchases from the Principals, free and clear of any and all Liens, all of the Principals’ right, title and interest in and to the Membership Interests.

3.           PURCHASE PRICE:

3.01           Purchase Price.  The total purchase price payable by the Purchaser to the Principals as consideration for the Membership Interests is equal to $19,863,605.00(the “Purchase Price”).

3.02           Payment of Purchase Price; Pay-Off Debt.  For and in consideration of the Membership Interests, Purchaser shall pay the Purchase Price as follows: (a) $19,633,105.00 (the “Cash Purchase Price”) shall be paid by wire transfer of immediately available funds at the Closing; and (b) $230,000.00 of the Purchase Price shall be paid by delivery of 2,300 Series A-1 Preferred OP Units of Sun Communities Operating Limited Partnership, an affiliate of Purchaser.  Principals authorize and direct Purchaser to deliver such portion of the Cash Purchase Price as is necessary to satisfy in full the Debt (as defined in Section 5.07 below).  All such satisfactions will be made pursuant to payoff letters, invoices or termination agreements delivered by the Principals to Purchaser in form and substance reasonably satisfactory to Purchaser.

4.           CLOSING MATTERS.

4.01           Closing and Closing Date.  The Closing of the purchase and sale of the Membership Interests (the “Closing”) shall be held on the date of this Agreement (the “Closing Date”) and concurrently with the execution and delivery of this Agreement.

4.02           Actions and Deliveries at Closing.  At the Closing, the parties shall take the following actions and make the following deliveries:

(a)          The Purchaser shall deliver the Cash Purchase Price to the Principals in cash (less any portion used to pay off Debt).

(b)          Company and Principals shall deliver to Purchaser payoff letters and/or termination agreements with respect to the payment in full of the Debt and the release and termination of all Liens securing such Debt, in form and substance reasonably satisfactory to Purchaser.

(c)          The Principals shall deliver to the Purchaser the original executed copy of each MH Contract and the complete MH Contract File with respect to each MH Contract.  Each such MH Contract File shall be free of any material defect or deficiency that may adversely affect the value of the related MH Contract, or the interests of Company in such MH Contract.

(d)          Principals, at their expense, shall deliver to Purchaser the statutory or other evidence of title to each Manufactured Home in a form suitable and sufficient to protect the right, title and interest of Company in and to the related Manufactured Home.

(e)          Principals, at their expense, shall take such other actions and execute such other documents and instruments necessary to effectuate the transactions contemplated by this Agreement.

All documents described in this Section 4.02 and executed and delivered at the Closing shall be collectively referred to as the “Ancillary Agreements.”

5.           REPRESENTATIONS AND WARRANTIES OF THE PRINCIPALS.

The Principals, jointly and severally, hereby represent and warrant to Purchaser as of the date hereof the following with the understanding that each of the representations and warranties are material and have been relied on by Purchaser in connection herewith:

5.01           Ownership of the Membership Interests.  The Principals are the record and beneficial owner of, and have good and valid title to, the Membership Interests as set forth on the attached Appendix A, free and clear of any and all Liens.  The Membership Interests constitute all of the issued and outstanding equity interests in the Company.  Except for this Agreement, none of the Membership Interests is subject to (a) any option, warrant, purchase right or other contract that requires a Principal or Company to sell, transfer or otherwise dispose of any Membership Interest, (b) any voting trust, proxy or other contract or understanding with respect to the voting, distribution rights, preferences, sale, acquisition or other disposition of any of the Membership Interests or (c) an outstanding or authorized phantom equity, profit participation or similar rights with respect to Company.  Upon delivery of the Membership Interests by the Principals to Purchaser and full payment of the Purchase Price has been made as contemplated by this Agreement, Purchaser shall have good and valid title to all of such Membership Interests, free and clear of all Liens.

5.02           Authority, Enforceability and Capacity.  This Agreement and the Ancillary Agreements have been duly executed and delivered by each Principal and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement and the Ancillary Agreements constitute, the legal, valid and binding obligations of each Principal, enforceable against each of them in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at Law) (the “Enforceability Exceptions”).  Each Principal has the requisite legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which he is a party, to consummate the transactions contemplated by this Agreement and such Ancillary Agreements and to perform his obligations under this Agreement and such Ancillary Agreements.

5.03           Organization and Good Standing.  Company is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Michigan, and has all requisite limited liability company power and authority to carry on its business as currently being conducted.  Company has no subsidiaries or any indirect interest, other than as a trade creditor, in any other Person.  Company is not qualified to conduct business in any jurisdiction outside the State of Michigan and the State of Michigan is the only jurisdiction in which the character or location of the properties owned or leased by Company in connection with its business makes such qualification necessary.  There have been no claims by any jurisdiction to the effect that Company is required to qualify or be authorized to do business as a foreign corporation in any such jurisdiction.  The Principals have delivered to Purchaser complete and correct copies of the Organizational Documents of the Company and Company is not in default under or in violation of any of such Organizational Document.

5.04           No Conflict.  The execution, delivery and performance by each Principal of this Agreement and each Ancillary Agreement, and the performance of their respective obligations under them, do not and will not:  (a) contravene any provision of any Organizational Document of Company; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any governmental authority or of any arbitration award which is either applicable to, binding upon or enforceable against Company, any Principal, any portion of the Inventory, any portion of the Intangibles or any of the MH Contracts; (c) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, any MH Contract or any other contract or agreement which is applicable to, binding upon or enforceable against Company or any Principal; (d) result in or require the creation or imposition of any Lien upon or with respect to any portion of the Inventory, any portion of the Intangibles or any of the MH Contracts; or (e) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other Person.

5.05           Proceedings; Solvency.  There is no claim, action, suit or other legal or administrative proceeding or governmental investigation (“Proceeding”) pending or affecting, threatened against Company or any Principal at Law or in equity, before or by any governmental authority or by any other Person and, no basis exists for any such Proceeding.  There are no existing or threatened orders, judgments or decrees of any court or other governmental authority applicable to Company or any Principal that could reasonably be expected to have a material adverse effect on the Inventory, the Intangibles or the MH Contracts. No Proceeding or dispute is pending or, to the knowledge of any Principal, threatened or probable of assertion against Company or any Principal that seeks to restrain, prohibit, question or delay the consummation of the transactions contemplated by this Agreement.  Company is solvent and is generally paying its debts as such become due and the execution and consummation of this Agreement will not render Company insolvent.  There are no Proceedings for reorganization, arrangement, liquidation or dissolution pending, or to the knowledge of any Principal, threatened or contemplated under any federal, state or local Law against Company.

               5.06           Title.  Company has good and valid title to all of the Inventory, all of the Intangibles and each of the MH Contracts (including the related assets described in Section 2.01(b)), free and clear of all Liens.  Upon consummation of the transactions contemplated by this Agreement, Company will retain valid and marketable title to the Inventory, the Intangibles and each the MH Contracts (including the related assets described in Section 2.01(b)), free and clear of all Liens. In the case of each MH Contract purchased from a manufactured housing dealer, Company purchased the MH Contract for fair value and took possession thereof in the ordinary course of its business without knowledge that the MH Contract was subject to a security interest.  The Company has no assets other than the Inventory, Intangibles and MH Contracts.

5.07           Absence of Indebtedness.  Exhibit C sets forth a payoff letter covering all Indebtedness of Company (the “Debt”).  Company has no Indebtedness other than the Debt and assuming payment of the Debt pursuant to Section 3.02 above, Company will have no Indebtedness following the Closing.

5.08           MH Contract Ownership.  At the time of the Closing, Company is the owner of each MH Contract (including the related assets described in Section 2.01(b)), and has all necessary power, right and authority to sell each MH Contract (including the related assets described in Section 2.01(b)). The MH Contracts constitute all of the promissory notes, installment loan agreements and installment sales contracts and manufactured housing loans made to residents of the Communities (as defined in the Master Contribution Agreement) that are held as of the Closing by Company, any Principal and their respective Affiliates.

5.09           Source of MH Contract Payments.  With respect to each MH Contract (a) no portion of the MH Contract proceeds has been escrowed for the purpose of making monthly payments on behalf of the Obligor; and (b) no payments due and payable under the terms of the MH Contract have been paid by any Person (other than the Obligor and any guarantor) who was involved in, or benefited from, the sale or purchase of the MH Contract or the origination, refinancing, sale, purchase or servicing of the MH Contract.

5.10           Data.  The data on the attached Exhibit B correctly and accurately reflects the data contained in Company’s records (including, without limitation, the related MH Contract File) in all respects.  Company has no material adverse information concerning any Obligor that it has not communicated to Purchaser.

5.11           Fraud.  No fraud has taken place in connection with the origination of any MH Contract on the part of (i) the originator of such MH Contract, or (ii) to the knowledge of the Principals, any broker, correspondent, appraiser, escrow agent, closing attorney or title company involved in the origination of such MH Contract.

5.12           Regulatory Compliance. As of the date of the origination or, if subsequently modified, the effective date of the modification, each MH Contract complied with all then-applicable Laws including, without limitation, usury, truth-in-lending, consumer credit protection, equal credit opportunity, predatory and abusive lending Laws and disclosure Laws, or such noncompliance was cured subsequent to origination, as permitted by applicable Law.  Such compliance will not be affected by the transactions contemplated by this Agreement. Without limiting the foregoing, no MH Contract was in violation of the Home Ownership and Equity Protection Act of 1994 or any comparable state Law as of the date of its origination.

The servicing of each MH Contract prior to the Closing Date complied with all then-applicable Laws.

5.13           Doing Business.  With respect to each MH Contract, (a) the originator thereof is (or, during the period in which it held and disposed of its interest in such MH Contract was), in compliance with any and all applicable licensing requirements of the Laws of the state wherein the related Manufactured Home is located; and (b) to the knowledge of the Principals, all other parties that have had any interest in such MH Contract, whether as mortgagee, assignee, pledgee or otherwise, are (or, during the period in which they held and disposed of such interest, were) in compliance with any and all applicable licensing requirements of the Laws of the state wherein the related Manufactured Home is located. The origination and collection practices used by Company and any originator or servicer with respect to each MH Contract have been in all respects legal, proper, prudent and customary in the loan origination and servicing business.  Company has not received any payment on account of any of the MH Contracts except as set forth in the payment histories which are included in the MH Contract Files.

5.14           Security Interest.  Each MH Contract creates a valid and enforceable perfected first priority security interest in favor of Company in the Manufactured Home covered thereby as security for payment of all amounts owed under such MH Contract. The originator of each MH Contract has assigned to Company title and interest in such MH Contract, including the security interest in the Manufactured Home covered thereby and any and all other collateral securing such MH Contract.  Company is the sole Lien holder of record on each Manufactured Home related to an MH Contract, as noted on such Manufactured Home certificate of title of ownership thereto. At and after the Closing, Company will continue to own each MH Contract free of any Lien and has and will have a valid and enforceable first priority security interest in each Manufactured Home covered thereby and any and all other collateral securing such MH Contract.

5.15           No Prior Modifications. The MH Contract has not been modified, satisfied, canceled or subordinated, in whole or in part, nor has Company waived any material term of the MH Contract, released the MH Contract in whole or in part from the lien of the MH Contract, or executed any instrument of release, cancellation, modification or satisfaction, except in each case as is reflected in an agreement included in the MH Contract File.  If an MH Contract has been modified, the modified terms are reflected on the attached Exhibit B. Notwithstanding the foregoing, no such action set forth in instruments or documents identified on the attached Exhibit B (i) waives or otherwise adversely affects the regularly scheduled payments due under such MH Contract, (ii) adversely affects the ability of the holder of such MH Contract to realize upon the collateral securing such MH Contract, or (iii) adversely affects, contravenes or nullifies any representation or warranty made by the Principals pursuant to this Agreement.

5.16           No Damage/Condemnation.  To the knowledge of the Principals, each Manufactured Home related to an MH Contract is free of damage and in good repair and no Manufactured Home related to an MH Contract has been damaged by fire, earthquake, earth movement other than earthquake, windstorm, flood, tornado, straight-line winds, sinkholes or other casualty, and there is no Proceeding pending or, to the knowledge of the Principals, threatened for the total or partial condemnation of any such Manufactured Home or the real property upon which any such Manufactured Home is situated.

5.17           No Superior Liens.  Each Manufactured Home related to an MH Contract is free and clear of enforceable Liens that have a superior priority than the Lien of the related MH Contract and the related Manufactured Home certificate of title of ownership. Without limiting the foregoing, there are no Liens or claims which have been filed for work, labor or materials affecting any Manufactured Home related to an MH Contract which are or may be Liens prior to, or equal or coordinate with, the Lien under the applicable MH Contract.

5.18           MH Contracts Current.  All payments required to be made on or before the Closing Date for each MH Contract under the terms of such MH Contract have been made by or on behalf of the Obligor (without any advance from Company or any Person acting at the request of Company); provided, however, that up to five percent (5%) of the aggregate principal balance of MH Contracts may be 60 days or more past due.

5.19           MH Contract Legal and Binding; One Original.  Each MH Contract and the other documents in the related MH Contract File are genuine, and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions. The signature(s) of the Obligor(s) on each MH Contract are genuine and all parties to each MH Contract had full legal capacity to execute such MH Contract. There is only one original executed copy of each MH Contract (other than the original executed copy retained by the Obligor), which MH Contract has been delivered to Purchaser or its custodian on or before the Closing Date.  Other than agreements in connection with the Debt, Company has no contracts (including any lease, note, mortgage indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, whether written or oral, express or implied), other than the MH Contracts.

5.20           Proceeds Fully Disbursed/Recording Fees Paid. The proceeds of each MH Contract have been fully disbursed, there is no requirement for future advances thereunder and all costs, fees and expenses incurred in making, closing or recording such MH Contract have been paid.

5.21           Loan-to-Value Ratio. At the time of its origination, each MH Contract had a loan-to-value ratio not greater than 100%.

5.22           Notation of Security Interest.  With respect to each MH Contract, if the related Manufactured Home is located in a state in which a notation or stamp of a security interest on the title document is required or permitted to perfect such security interest, the title document shows, or if a new or replacement title document with respect to such Manufactured Home is being applied for such title document will be issued within 30 days and will show, Company as the holder of a first priority security interest in such Manufactured Home; if the related Manufactured Home is located in a state in which the filing of a financing statement under the UCC is required to perfect a security interest in manufactured housing, such filings or recordings have been duly made and show Company as secured party.

5.23           Hazard Insurance.  Each Manufactured Home securing an MH Contract is covered by a Hazard Insurance Policy naming Company as a loss payee for an amount equal to not less than the unpaid principal balance of the related MH Contract or the fair market value of the Manufactured Home, whichever is greater. With respect to each MH Contract, Company has obtained a statement from the Obligor’s insurance agent that the related Manufactured Home was, at the time of origination of the MH Contract, not in a federally designated special flood hazard area.  All premiums due as of the Closing Date on such insurance have been paid in full.

5.24           No Default.  Except that up to five percent (5%) of the aggregate principal balance of MH Contracts may be 60 days or more past due, there is no existing default, breach, other violation constituting an event of default, or event permitting acceleration under any MH Contract and no existing circumstances which, with the passage of time or with notice and the expiration of any grace or cure period, would be a default, breach, other violation constituting an event of default, or event permitting acceleration under any MH Contract.  Company has not waived any such default, breach, violation or event, and no foreclosure action is currently threatened or has been commenced with respect to any MH Contract.

5.25           No Rescission Claim.  Each MH Contract is a valid receivable and is not subject to any valid setoffs, counterclaims, defenses (including the defense of usury) or claims for any right of rescission, and is current and collectible in accordance with its terms at its recorded amounts.  The operation of any of the terms of each MH Contract or the exercise of any right thereunder will not render the MH Contract unenforceable in whole or in part or subject to any right of setoff, counterclaim, defenses (including the defense of usury) or rescission. There are no Proceedings (including bankruptcy or foreclosure Proceedings) pending or, to the knowledge of any Principal, threatened against any Obligor except as disclosed in the attached Exhibit B.

5.26           Realization Right.  Each MH Contract contains provisions granting the holder thereof remedies for the realization against the Manufactured Home of the benefits of the security provided thereby.

5.27           Due-On-Sale.  Each MH Contract contains a provision, granting to the holder thereof, the right to accelerate the payment of the unpaid principal balance of the MH Contract in the event that the Manufactured Home is sold or transferred without the prior written consent of the holder of such Manufactured Home.

5.28           No Prepayment Penalties.  No MH Contract contains any provisions providing for the payment of a prepayment fee or penalty upon the prepayment of a portion or all of the outstanding principal balance of the MH Contract.

5.29           Qualified Mortgage for REMIC.  Each MH Contract represents a “qualified mortgage” within the meaning of Section 860G(a)(3) of the Code.  Each Manufactured Home related to an MH Contract is a “single-family residence” which has a minimum of 400 square feet of living space and a minimum width in excess of 102 inches and which is of a kind which is customarily used at a fixed location, pursuant to the requirements of Section

25(e)(10) of the Code.  Each Manufactured Home related to an MH Contract is (i) affixed to the ground with its wheels and axles (if any) removed, (ii) connected to utilities such as gas, water and electric service and (iii) not able to be moved without difficulty and expense once sited.

5.30           Employment; Labor.  Company currently has no, and has never had in the past, employees or employee benefit plans, as defined in the Employee Retirement Income Security Act of 1974, as amended, or any other welfare, bonus, deferred compensation, pension, profit sharing, severance, or fringe benefit plan, formal or informal, written or oral (collectively, “Plans”).  Neither Company, the Principals, nor any of Company’s officers or managers, has taken any action that would directly or indirectly obligate Company to hire any employee or adopt or implement any Plan.

5.31           Taxes and Tax Returns.

(a)          Company qualifies (and has qualified since the date of its formation) to be treated as a partnership for United States federal income tax purposes, and none of Company, any Principal or any taxing authority has taken a position inconsistent with such treatment.

(b)          All tax returns required to be filed on or before the Closing (taking into account all extensions of due dates) with respect to Company or any of its income, properties or operations, have been filed in a timely manner on or before the Closing.  All such tax returns are true, accurate and complete and were prepared in compliance with all applicable Laws.  All taxes owing by Company or attributable to its business (whether or not shown on any tax return) have been paid (without regard to whether such taxes have been assessed).

(c)          There are no Liens for taxes upon any of the assets of Company.

(d)          There is no claim or assessment pending or, to the knowledge of any Principal, threatened against Company for any alleged deficiency in taxes, and Company has never received a notice of any audit or investigation with respect to any liability of Company for taxes.  There are no Proceedings presently pending against Company with regard to any taxes that have or may become a Lien against any assets owned by Company.

(e)          Company has never waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency.

(f)          Company is not the beneficiary of any extension of time within which to file any tax return.  No claim has ever been made against Company by an authority in a jurisdiction where Company does not file tax returns that it is or may be subject to taxation by that jurisdiction.

                  (g)           Company has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any member, employee,

independent contractor, creditor, or other third party and all Forms K-1, W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(h)          Company is not party to or bound by any tax indemnity, tax sharing or tax allocation agreement.

(i)          Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion of any taxable period) ending after the Closing as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income tax Law) executed on or prior to the Closing; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing; or (v) prepaid amount received on or prior to the Closing.  Company has not made an election under Code Section 108(i).

5.32           Brokers.  Other than Robert W. Baird & Co., neither Company any Principal, nor any of their Affiliates has dealt with any brokers or finders or created or incurred any obligation for a commission, finder’s fee or similar remuneration in connection with this transaction.  Principals and their Affiliates shall be solely responsible for all fees and expenses due to Robert W. Baird & Co. as a result of the transactions contemplated by this Agreement.

5.33           Disclosure.  No representation or warranty by the Principals in this Agreement, the Ancillary Agreements, or any Schedule or Exhibit to this Agreement or any Ancillary Agreement, nor any statement or certificate furnished or to be furnished to Purchaser pursuant to this Agreement, or in connection with the transactions contemplated this Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in them not misleading.

6.           REPRESENTATIONS OF PURCHASER.

Purchaser hereby represents and warrants to the Principals as of the date hereof the following with the understanding that each of the representations and warranties are material and have been relied on by the Principals in connection herewith:

6.01           Authority, Enforceability and Capacity.  This Agreement and the Ancillary Agreements have been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement and the Ancillary Agreements constitute, the legal, valid and binding obligations of Purchaser, enforceable against it in accordance with their respective terms, subject to the Enforceability Exceptions.  Purchaser has the requisite legal capacity to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated by this Agreement and such Ancillary Agreements and to perform its obligations under this Agreement and such Ancillary Agreements. This Agreement and all of the Ancillary Agreements to which Purchaser is or will become a party, and the consummation of the transactions contemplated by this Agreement and such Ancillary Agreements, have been duly authorized and approved by all necessary and proper corporate action on the part of Purchaser and its board of directors, and no other proceedings on the part of Purchaser are necessary to authorize this Agreement or the Ancillary Agreements or the performance of Purchaser’s obligations under this Agreement or the Ancillary Agreements, or to consummate the transactions contemplated by this Agreement or the Ancillary Agreements.

6.02           Organization and Good Standing.  Purchaser is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Michigan, and has all requisite corporate power and authority to carry on its business as currently being conducted.

6.03           No Conflict.  The execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement, and the performance of its obligations under them, do not and will not:  (a) contravene any provision of the Organizational Documents of Purchaser; (b) violate or conflict with any Law, decree, writ, injunction, judgment or order of any governmental authority or of any arbitration award which is either applicable to, binding upon or enforceable against Purchaser; or (c) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other Person.

6.04           Proceedings.  No Proceeding or dispute is pending or, to the knowledge of Purchaser, threatened against Purchaser that seeks to restrain, prohibit, question or delay the consummation of the transactions contemplated by this Agreement.

6.05           Brokers.  Purchaser has not dealt with any brokers or finders or created or incurred any obligation for a commission, finder’s fee or similar remuneration in connection with this transaction.

7.           INDEMNIFICATION.

7.01           Indemnification by Principals.  Each Principal hereby agrees, jointly and severally, to indemnify and hold harmless Purchaser and its successors, assigns, directors, officers, shareholders, employees, agents and representatives (collectively, the “Purchaser Indemnified Parties”), from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including attorneys’ fees and costs) (collectively, “Losses”) arising out of, as a result of or as a consequence of:

(a)           a breach by any Principal of any of their representations, warranties, agreements, covenants or obligations set forth herein or in any Ancillary Agreement;

(b)          all liabilities, commitments and obligations relating to all Indebtedness of Company immediately prior to the Closing (including all interest accrued thereon and all fees, charges or premiums associated therewith);

(c)          the conduct of the business and operations of Company on and prior to the Closing Date; and

(d)          (i) all taxes (or the non-payment of them) of Company for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all taxes of any member of an affiliated, consolidated, combined or unitary group of which Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign Law and (iii) any and all taxes of any Person imposed on Company as a transferee or successor, by contract or pursuant to any Law, which taxes relate to an event or transaction occurring before the Closing.  For purposes of this Section 7.01(d), in the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any taxes based on or measured by income or receipts of Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other taxes of Company for a Straddle Period that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

7.02           Indemnification by Purchaser.  Purchaser agrees to indemnify, defend and hold harmless each of the Principals from and against any and all claims, penalties, damages, liabilities, actions, causes of action, costs and expenses (including reasonable attorneys’ fees), arising out of, as a result of or as a consequence of any breach by Purchaser of any of its representations, warranties, agreements, covenants or obligations set forth herein or in any Ancillary Agreement.

7.03           Limitations.  The maximum amount which may be recovered by the Purchaser Indemnified Parties for Losses arising under Section 7.01(a) above shall be $11,887,725.00, and the Purchaser Indemnified Parties may not assert any claims hereunder unless and until all Losses arising under Section 7.01(a) exceed an aggregate minimum amount equal to $198,129.00 (the "Minimum Amount"), in which event recovery may be had with respect to all such Losses (and not just those above the Minimum Amount).  The limitations of this Section 7.03 shall not apply to Losses involving fraud or material misrepresentation or Losses arising from a breach of the representations and warranties set forth in Sections 5.01, 5.02, 5.06, 5.07, 5.08, 5.12, 5.14, 5.17, 5.30 and 5.31.  For purposes of clarity, the limitations of this Section 7.03 shall not apply to Losses arising under Sections 7.01(b), (c) or (d).

7.04           Remedies Not Exclusive. The parties shall be entitled to exercise and resort to all rights and remedies for misrepresentation or breach as are afforded to them, respectively, at Law or in equity, including, without limitation, rescission, specific performance, action for damages, adjustment to the Purchase Price or such other remedies and relief as may be afforded to them under this Agreement or by a court of competent jurisdiction.  Neither the existence or exercise of any specific remedies is intended to be exclusive of or impair or otherwise adversely affect in any manner whatsoever any rights, remedies or relief otherwise available to any party and each and every right and remedy shall be cumulative and in addition to every other right and remedy provided in this Agreement or by Law.

7.05           Right of Offset. Any amounts payable by any Principal to Purchaser or another Purchaser Indemnified Party under this Agreement (including, without limitation, pursuant to this Article 7) or any Ancillary Agreement may, at the option of Purchaser, be set off against any amounts payable by Purchaser or any of its Affiliates to any Principal under this Agreement, under any Ancillary Agreement or otherwise, including, without limitation, distributions to Principals under the Second Amended and Restated Limited Partnership Agreement of Sun Communities Operating Limited Partnership, as amended.

7.06           Return of Inventory or MH Contract.  In the event that Principals pay Purchaser Indemnified Parties for a claim under this Section 7 and such claim solely relates to the complete loss of a Manufactured Home or MH Contract existing as of the Closing, Purchaser shall cause Company to assign such Manufactured Home or MH Contract to Principals (or their designee), without any recourse or warranty whatsoever.

8.           MISCELLANEOUS.

8.01           Final Tax Return.  The Principals shall prepare, at their sole cost and expense, all tax returns for the Company for all periods ending on or prior to the Closing Date.  The Principals shall permit Purchaser to review and comment on each such tax return that is required to be filed after the Closing Date prior to filing the same and shall make such revisions to such tax returns as are reasonably requested by Purchaser.

8.02           Further Assurances.  Each party hereby agrees that it will, from time to time after the Closing Date when so reasonably requested by any other party, without further consideration, perform, execute, acknowledge or deliver or cause to be performed, executed, acknowledged or delivered, all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required to carry out the provisions of this Agreement and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, Principals agree to make themselves available to Purchaser when reasonably required after the Closing Date to assist Purchaser in obtaining missing documents, missing information, or to reconcile any balance dispute with any customer.

8.03           Designated Representative.  The Principals, on the one hand, and Purchaser, on the other hand, shall each designate at least one representative (“Designated Representative”) who shall have the authority to represent, act for and bind the designating parties.  Any notice or other communication to a Designated Representative in accordance with this Agreement shall constitute notice or communication to the parties whom he represents, and any act or waiver by a Designated Representative shall constitute an act or waiver by the parties whom he represents for all purposes under this Agreement.  By way of illustration and not limitation, each Designated Representative shall have full power and authority, for and on behalf of the parties whom he represents, to: (i) receive notices or service of process, (ii) negotiate, determine, compromise, settle and take any other action permitted or called for by such parties under this Agreement and (iii) to execute and deliver any termination, amendment or waiver to this Agreement. The Principals hereby designate Wilbur A. Lettinga as their Designated Representative and, in the event that Wilbur A. Lettinga is unable or unwilling to serve, the Principals hereby designate William B. Lettinga as their Designated Representative. Purchaser hereby designates Gary A. Shiffman as its Designated Representative.  Such designations may be changed by written notice to the other parties.

8.04           SURVIVAL AND BENEFIT.

(a)          Except as otherwise expressly provided herein, each agreement, representation or warranty made in this Agreement by or on behalf of any party, or in any instruments delivered pursuant hereto or in connection herewith, shall survive the Closing Date and the consummation of the transaction provided for herein.

(b)          The covenants, agreements and undertakings of each of the parties hereto are made solely for the benefit of, and may be relied on only by, the other parties hereto, their transferees and assigns, and are not made for the benefit of, nor may they be relied upon, by any other Person whatsoever.

(c)          This Agreement shall not be construed more strictly against one party than against the other, merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that each of the parties has contributed substantially and materially to the preparation of this Agreement.

8.05           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.05):

If to any Principal:

Mr. Wilbur A. Lettinga
Kentland Corporation
5625 Prairie Creek Drive, Suite 100
Caledonia, Michigan 49316
Fax: (616) 554-3694

With a required copy to:

Rhoades McKee
161 Ottawa Avenue NW, Suite 600
Grand Rapids, Michigan 49503
Attn: Mr. Thomas P. Hogan
Fax: (616) 233-5269

If to Purchaser:

Mr. Gary A. Shiffman
Sun Home Services, Inc.
27777 Franklin Road, Suite 200

Southfield, Michigan 48034
Fax: (248) 208-2645

With a required copy to:

Jaffe, Raitt, Heuer & Weiss, P.C.
27777 Franklin Road, Suite 2500
Southfield, Michigan 48034
Attn: Mr. Arthur A. Weiss
Fax: (248) 351-3082

8.06           Expenses.  Except as otherwise provided herein, each party shall pay its own fees and expenses incurred in connection with this Agreement and the Ancillary Agreements (including, without limitation, legal and accounting fees and expenses).

8.07           Entire Agreement.  This Agreement (together with the exhibits hereto) and the Ancillary Agreements constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.  There is no statement, promise, agreement or obligation in existence which may conflict with the terms of this Agreement or which may modify, enlarge or invalidate this Agreement or any provision hereof.  None of the prior and/or contemporaneous negotiations, preliminary drafts, or prior versions of this Agreement leading up to its execution and not set forth herein shall be used by any of the parties to construe or affect the validity of this Agreement.

8.08           Amendment and Waiver.  This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, each of the parties. The parties agree that the failure to enforce any provision or obligation under this Agreement shall not constitute a waiver of or serve as a bar to the subsequent enforcement of such provision or obligation or any other provisions or obligations under this Agreement.

8.09           Assignment; Binding Effect.  No party shall have the right to assign its rights or obligations under this Agreement without the prior written consent of the other parties.  The terms hereof shall be binding upon and shall inure to the benefit of the parties hereto, their successors, transferees and permitted assigns.

8.10           Controlling Law. This Agreement shall be controlled, construed and enforced in accordance with the Laws of the State of Michigan, without regard to conflicts of Law principles.

8.11           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.  Copies (whether photostatic, facsimile or otherwise) of this Agreement may be made and relied upon to the same extent as an original.

[Signatures on the Next Page]

IN WITNESS WHEREOF, the parties have executed this Membership Interest Purchase Agreement as of the day and year first written above.

PURCHASER:

SUN HOME SERVICES, INC., a Michigancorporation

By: /s/ Jonathan Colman
Name:   Jonathan Colman
Title:   Executive Vice President

PRINCIPALS:

 /s/ Wilbur A. Lettinga
WILBUR A. LETTINGA

 /s/ William B. Lettinga
WILLIAM B. LETTINGA

 /s/ Michael Lettinga
MICHAEL LETTINGA

APPENDIX A

Capitalization

Member:	Membership Interest
Wilbur A. Lettinga	20%
William B. Lettinga	40%
Michael Lettinga	40%
Totals:	100.00%

EXHIBIT A

Inventory

EXHIBIT B

MH Contracts

EXHIBIT C

Payoff Letter